UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF

1934

9 July 2013 (NZ) / 8 July 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Telecom welcomes TSO discussion document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 9	July	2013	(NZ) /	By:	/s/ Laura Byrne
8	July	2013	(U.S.)
				Name:	Laura Byrne
				Title:	Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

STOCK EXCHANGE ANNOUNCEMENT 9 July 2013

Telecom welcomes Telecommunications Service Obligations (TSO) discussion document

Telecom has welcomed the release by Communications and Information Technology Minister, Amy Adams, of a discussion document on possible changes to the Telecommunications Service Obligations (TSO).

We support the proposed review of the TSO framework, and believe that it is timely to assess whether there is a continuing need for a TSO in all parts of the country. We believe the current copper-based TSO should be updated to allow TSO services to be delivered over other available technologies such as mobile and fibre.

The telecommunications landscape has changed enormously in recent years, driven by extended take-up and coverage of fixed and mobile access networks. It makes sense for regulation to better reflect this new technological landscape. Telecom recognises the critical role that fixed line telecommunications services play in keeping New Zealanders connected and is proud to be the TSO provider of residential access services to New Zealand. We are committed to continuing to provide essential telecommunications services to communities and businesses across New Zealand.

We will respond to the discussion paper and look forward to further development of the Government’s TSO policy.

- ENDS –

The Ministerial media release is at:

http://www.beehive.govt.nz/release/tso-discussion-document-released

Discussion documents are available at:

http://www.med.govt.nz/sectors-industries/technology-communication/communications/telecommunications-service-obligations/tso-review/review-of-the-tso-for-local-residential-telephone-service

For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

For investor relations queries, please contact: Mark Laing General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand